Exhibit 99.1
1Q26 Results Gerdau S.A. Videoconference April 28 (Tuesday) 12:00 p.m. BRT 11:00 a.m. NY 11:00 a.m. NY Click here to access the videoconference RI.GERDAU.COM RI.GERDAU.COM

São Paulo, April 27, 2026 – Gerdau S.A. (B3: GGBR / NYSE: GGB) announces its results for the first quarter of 2026. The consolidated financial statements of the Company are presented in Brazilian Reais (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and joint controlled entities, except when stated otherwise.

STRONG PERFORMANCE IN NORTH AMERICA ENSURES THE RESILIENCE OF GERDAU'S RESULTS

Net sales totaled **R$16.7 billion** in 1Q26, down 2% from 4Q25;

Adjusted net income of R$1.0 billion, up 51% from 4Q25;

Adjusted EBITDA of R$3.0 billion in 1Q26, up 25% from 4Q25;

Adjusted EBITDA Margin of 17.7%, 3.7p.p. and 3.9p.p. higher than in 4Q25 and 1Q25, respectively;

Positive Free cash flow of R$16 million, despite working capital consumption in 1Q26.

Based on the 1Q26 results, the Company has approved **R$354.1 million as dividends** (R$0.18 per share), to be paid as of June 9, 2026;

2026 Share Buyback Program advances, with the acquisition of **21%** of the authorized shares in Gerdau S.A.;

CAPEX of R$1.1 billion in 1Q26, 27% lower than in 4Q25, in line with guidance of **R$4.7 billion** for 2026.

Gerdau **was recognized for the first time** by Worldsteel through the Steel Sustainability Champion 2026 program, which highlights the Company's **commitment to and advances in sustainability**;

Inauguration of the **Barro Alto Solar Complex** in Goiás, with an installed capacity of ~111 MWm, marks an important step for Gerdau in its pursuit to enhance the **competitiveness and sustainability** of its operations in Brazil.

Launch of Gerdau NewEco: a new product line with a lower carbon footprint, offering our customers a **competitive and sustainable solution** for their decarbonization journeys.



MAIN INDICATORS

CONSOLIDATED	1Q26	4Q25	Δ	1Q25	Δ
Shipments of steel (1,000 tonnes)	2,811	2,861	-1.8%	2,858	-1.7%
Net sales[1] (R$ million)	16,716	16,974	-1.5%	17,375	-3.8%
Adjusted EBITDA[2] (R$ million)	2,958	2,374	24.6%	2,402	23.2%
Adjusted EBITDA Margin[2] (%)	17.7%	14.0%	3.7 p.p	13.8%	3.9 p.p
Adjusted net income[2] (R$ million)	1,013	670	51.2%	758	33.6%
Net debt/Adjusted EBITDA	0.74x	0.76x	-0.02x	0.69	0.04x
Free cash flow (R$ million)	16	1,411	(1,395)	(1,252)	1,269
EXCHANGE RATE (USD x BRL)					
Average USD	5.2591	5.3955	-2.5%	5.8522	-10.1%
USD at the end of the period	5.2194	5.5024	-5.1%	5.7422	-9.1%

1 - Includes iron ore and co-products sales.
2 - Non-accounting measurement calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generated in the period.

Quarterly Results 1Q26 | Gerdau S.A. 3 MESSAGE FROM MANAGEMENT The first quarter unfolded against a volatile and challenging global scenario, marked by geopolitical tensions that impacted commodity markets and global supply chains. Amid this context, we recorded a consolidated adjusted EBITDA of R$3.0 billion for the quarter, with sequential improvement across all of the Company’s operations. In the following paragraphs, we will provide further details on the context of each of our reportable segments. Our North America operations delivered another solid quarter, reflecting the local market’s strength and the operational consistency of our assets. The upturn in shipment volumes following the year-end seasonality, coupled with a more favorable pricing environment and operational discipline drove enhanced results in 1Q26. We ended the quarter with an adjusted EBITDA of R$2.2 billion, 23% higher than in 4Q25, representing 75% of consolidated adjusted EBITDA, which bolsters the operation’s importance as a driver of the Company’s resilience. In Brazil, the competitive environment remained under pressure during the quarter, with increased seasonality earlier in the year and rising import levels—particularly for flat steel—which affected domestic market volumes and kept prices under pressure. In addition, inflationary effects and logistics bottlenecks, heightened by the conflict in the Middle East, influenced the dynamics of the sector. Given this scenario, we remained focused on cost management and operational competitiveness, ending 1Q26 with an Adjusted EBITDA of R$578 million, 13% higher than in 4Q25. In South America, performance varied by country during the quarter. In Argentina and Uruguay, volumes continued to be impacted by the greater presence of imported products in a market still characterized by oversupply. On the other hand, the operation in Peru ended the quarter with solid results, driven by improved volumes and the sales mix, particularly concerning the construction sector. Adjusted EBITDA for the operation totaled R$186 million, 7% higher than in 4Q25, once again reaffirming the balance among different markets. Throughout the quarter, we continued to execute our strategy with a focus on sustainable growth, financial strength, and creating value for shareholders. We invested R$1.1 billion in CAPEX in 1Q26, approximately 23% of the total planned for 2026. We announced the inauguration of the Barro Alto Solar Complex in Goiás, which has the capacity to supply 13% of Gerdau’s total electricity consumption in Brazil, enhancing our pursuit of greater competitiveness through self-generation and long-term predictability of energy costs. With regard to returns to our shareholder, based on the 1Q26 results, we approved the distribution of dividends in the amount of R$0.18 per share, totaling R$354 million. In addition, we began the execution of the2026 Share Buyback Program, investing R$211 million, approximately 21% of the authorized share volume. With 125 years of history, we remain firmly committed to enhancing the Company’s competitiveness, swiftly adapting to market changes, and generating a positive impact in the regions where we operate. We would like to thank our employees, customers, suppliers, partners, shareholders and other stakeholders for their trust and support in building our history and continuously creating value. THE MANAGEMENT

PERFORMANCE BY BUSINESS SEGMENT

BRAZIL – includes the long, flat, and special steel operations and the iron ore operation located in Brazil, as well as jointly-controlled and associated companies located in Brazil;

NORTH AMERICA – includes the long and special steel operations in Canada and United States, as well as jointly controlled companies in Canada and Mexico;

SOUTH AMERICA – includes the operations in Argentina, Peru and Uruguay.

Valuation Guide

Annual Report

ADJUSTED EBITDA[1] (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%)



BRAZIL
1Q26
19.2%
14.6%
7.1%
9.2%
1,096
510
578
1Q25
4Q25
1Q26
NORTH AMERICA
1Q26
74.7%
13.7%
21.1%
24.1%
1,198
1,832
2,252
1Q25
4Q25
1Q26
SOUTH AMERICA
1Q26
6.2%
13.8%
11.7%
13.3%
188
174
186
1Q25
4Q25
1Q26

[1] Non-accounting measurement calculated by the Company. The Company states Adjusted EBITDA to provide additional information on cash generated in the period. The percentage of Adjusted EBITDA from business segments is calculated considering the total Adjusted EBITDA of the three business segments.

Quarterly Results 1Q26 | **Gerdau S.A.** 4

BRAZIL

PRODUCTION & SHIPMENTS

BRAZIL	1Q26	4Q25	Δ	1Q25	Δ
Volumes (1,000 tonnes)					
Production of crude steel	**1,469**	**1,424**	**3.2%**	**1,445**	**1.6%**
Shipments of steel	**1,324**	**1,463**	**-9.5%**	**1,431**	**-7.5%**
Domestic market	1,036	1,089	-4.9%	1,079	-4.0%
Exports	288	374	-22.9%	352	-18.1%
Shipments of long steel	**947**	**979**	**-3.3%**	**972**	**-2.6%**
Domestic market	704	683	3.0%	781	-9.8%
Exports	243	296	-17.9%	192	26.7%
Shipments of flat steel	**378**	**484**	**-22.0%**	**459**	**-17.7%**
Domestic market	332	406	-18.2%	298	11.3%
Exports	45	78	-42.0%	160	-71.6%

- In 1Q26, crude steel production went up 3.2% versus 4Q25, reflecting the upturn in production levels following the previous period's seasonality, with a focus on inventories restocking. Year-over-year, production grew 1.6% from 1Q25, when it had been affected by shutdowns carried out for the expansion of the hot-rolled coil line in Ouro Branco;
- During the quarter, domestic steel demand remained mainly sustained by the civil construction sector, which continues to be the key driver of long steel consumption, supported by ongoing housing programs and construction site inventory levels below the historical average. Conversely, industrial segments continued to underperform, particularly in the capital goods and automotive sectors;
- According to Brazil Steel Institute data (IABr), 1Q26 was once again marked by record import levels, particularly for flat steel, whose market penetration reached 34% in February, its all-time highest level, ending the quarter with an average penetration rate of 28.5%;
- Steel imports totaled 1.7 million tonnes in 1Q26, approximately 32% higher than in 4Q25 and up 4% from 1Q25. This trend led to worsening oversupply in the Brazilian market and hindered shipment growth, against a scenario of apparent consumption 2.5% lower than that seen in the same period of 2025;
- Total shipments were 9.5% and 7.5% lower than in 4Q25 and 1Q25, respectively, reflecting a more pronounced seasonality in earlier months of 2026, with both domestic and export markets experiencing a decline in volumes, against a scenario of continued pressure on global demand. Flat steel shipments were hit hardest, affected by weaker domestic demand and the impact of high import levels;
- The Ouro Branco industrial unit, which had its hot-rolled coil capacity expanded in 2025, hit record production in March, underscoring the Company's operational flexibility and its ability to stabilize volumes as demand for flat steel recovers in the domestic market;
- In the special steel market, 1Q26 domestic market performance was weaker than expected, mainly impacted by an 18.9% decline in heavy vehicle production compared to 1Q25, according to ANFAVEA data.



Quarterly Results 1Q26 | **Gerdau S.A.** 5

GERDAU
Shape the future

OPERATING RESULT

BRAZIL	1Q26	4Q25	Δ	1Q25	Δ
Results (R$ million)					
Net sales[1]	6,271	7,181	-12.7%	7,494	-16.3%
Domestic market	5,269	5,842	-9.8%	6,177	-14.7%
Exports	1,002	1,339	-25.2%	1,317	-23.9%
Cost of goods sold	(6,053)	(7,020)	-13.8%	(6,699)	-9.6%
Gross profit	**218**	**162**	**35.0%**	**795**	**-72.6%**
Gross margin (%)	***3.5%***	***2.2%***	***1.2 p.p***	***10.6%***	***-7.1 p.p***
Selling, general and administrative expenses	(222)	(226)	-1.6%	(226)	-1.5%
Other operating income (expenses)	(16)	(29)	-43.6%	(5)	229.6%
Depreciation and amortization	550	552	-0.4%	489	12.4%
Proportional EBITDA of associated companies and jointly controlled entities[2]	48	51	-5.3%	42	13.9%
Adjusted EBITDA[2]	**578**	**510**	**13.3%**	**1,096**	**-47.3%**
Adjusted EBITDA Margin[2] (%)	***9.2%***	***7.1%***	***2.1 p.p***	***14.6%***	***-5.4 p.p***

1- Includes iron ore and co-products sales.
2- Non-accounting measurement reconciled with information stated in the Note 22 to the Company's Financial Statements, as set forth by CVM Resolution No. 156 of June 23, 2022.

- In 1Q26, Net sales went down 12.7% and 16.3% versus 4Q25 and 1Q25, respectively, reflecting a combination of weaker shipment volumes for the quarter and a pricing environment that remained under pressure, with declines in both the domestic and export markets. Supply dynamics remained challenging, with high penetration of imported steel and local new capacity additions, which continued to hinder price recovery and, in certain product lines and markets, pushed prices down to lower levels;
- The Cost of goods sold came 13.8% lower than in 4Q25, primarily due to weaker shipment volume, in addition to lower costs following the scheduled maintenance shutdowns carried out in 4Q25. These factors helped mitigate the impact of rising input prices, such as coal, and higher freight costs throughout the quarter. Year-over-year, the Cost of goods sold came 9.6% lower, reflecting weaker shipment volumes and ongoing efforts to control fixed costs and enhance productivity. In addition, we saw the effect of a higher basis of comparison during that period, when the Ouro Branco unit was shut down for the expansion of the hot-rolled coil line.
- Adjusted EBITDA was 13.3% higher than in 4Q25 and 47.3% lower than in 1Q25, reflecting the operational effects explained above.


GERDAU
O futuro se molda
GERDAU
O futuro se molda

Quarterly Results 1Q26 | **Gerdau S.A.** 6

GERDAU
Shape the future

NORTH AMERICA

PRODUCTION & SHIPMENTS

NORTH AMERICA	1Q26	4Q25	Δ	1Q25	Δ
Volumes (1,000 tonnes)					
Production of crude steel	1,513	1,362	11.0%	1,395	8.4%
Shipments of steel	1,276	1,221	4.5%	1,229	3.8%
Bars	546	541	0.8%	512	6.6%
Shapes	668	617	8.2%	663	0.8%
Downstream	62	62	0.0%	54	14.7%

- In 1Q26, crude steel production came 11.0% higher than in 4Q25, driven by the recovery in production levels and the resilience of demand for long steel products in the United States. Year-over-year, production was 8.4% higher, fueled by increased capacity utilization rate of common long steel units, which grew by approximately 8 p.p. between the periods. In addition, production in 1Q26 was driven by the restocking of billet inventories, due to the schedule of planned shutdowns for the second half of 2026, associated with the start of the capacity expansion in Midlothian;
- Steel shipments went up 4.5% from 4Q25, reflecting the typical upturn in volumes following the year-end seasonality. Growth in the quarter was driven by an increase in the order backlog in the non-residential construction and renewable energy segments, as well as higher demand from the distribution channel, supported by inventory restocking. Year-over-year, steel shipments were 3.8% higher, highlighting the Section 232 tariff adjustments that benefited local producers and the resilience of the main markets served;
- Throughout the quarter, certain segments with high demand for special steel, such as the automotive sector, continued to face greater pressure, reflecting vehicle inventory levels below the historical average (currently 50 days vs. 65 days), against a scenario of high interest rates and vehicle prices;
- In 1Q26, the order backlog remained above 90 days, a level higher than the average of recent quarters (around 70 days), highlighting the resilience of the North American market and our focused market position in higher value-added products and solutions.

OPERATING RESULT

NORTH AMERICA	1Q26	4Q25	Δ	1Q25	Δ
Results (R$ million)					
Net sales	9,349	8,695	7.5%	8,768	6.6%
Cost of goods sold	(7,430)	(7,139)	4.1%	(7,773)	-4.4%
Gross profit	**1,920**	**1,556**	**23.4%**	**995**	**93.0%**
Gross margin (%)	***20.5%***	***17.9%***	***2.6 p.p***	***11.3%***	***9.2 p.p***
Selling, general and administrative expenses	(188)	(189)	-0.6%	(213)	-11.8%
Other operating income (expenses)	11	(13)	-	(0)	-
Depreciation and amortization	282	297	-5.1%	310	-9.3%
Proportional EBITDA of associated companies and jointly controlled entities	227	181	25.4%	105	116.3%
Adjusted EBITDA[1]	**2,252**	**1,832**	**22.9%**	**1,198**	**88.1%**
Adjusted EBITDA Margin[1] (%)	***24.1%***	***21.1%***	***3.0 p.p***	***13.7%***	***10.4 p.p***

1- Non-accounting measurement reconciled with information stated in the Note 22 to the Company's Financial Statements, as set forth by CVM Resolution No. 156 of June 23, 2022.

- In 1Q26, Net sales was 7.5% and 6.6% higher than in 4Q25 and 1Q25, respectively, driven by increased shipment volume and higher prices for the main product lines, due to adjustments implemented throughout the period. In addition, the growth strategy based on an improved product mix with a greater share of higher value-added products, coupled with strengthened partnerships with customers, contributed to enhanced results;
- Cost of sales per ton recorded a slight decrease compared to 4Q25, benefiting both from the U.S. dollar depreciation against the Brazilian real (-2.5%) and from efficiency gains associated with higher production levels, factors that mitigated the impact of rising scrap and electricity prices throughout the quarter. The total Cost of goods sold was 4.1% higher than in 4Q25, basically reflecting the increase in volume. Compared to 1Q25, Cost of goods sold was 4.4% lower, mainly driven by the foreign exchange effect (10.1%). Additionally, the operation maintained ongoing efforts to control fixed costs and achieve productivity gains at the long and special steel units;

Quarterly Results 1Q26 | Gerdau S.A. 7

- As a result, Adjusted EBITDA came 22.9% and 88.1% higher than in 4Q25 and 1Q25, respectively, primarily driven by the improved results from long steel operations and the solid performance from jointly controlled entities in Mexico. On the other hand, as mentioned earlier, the results of the special steel operations remained under greater pressure, reflecting the more challenging market environment for this segment.

SOUTH AMERICA

PRODUCTION & SHIPMENTS

SOUTH AMERICA	1Q26	4Q25	Δ	1Q25	Δ
Volumes (1,000 tonnes)					
Production of crude steel	167	147	13.5%	144	15.7%
Shipments of steel[1]	306	297	3.0%	237	29.1%

1- Includes resale of products imported from the Brazil Segment.

- In 1Q26, crude steel production came 13.5% and 15.7% higher than in 4Q25 and 1Q25, respectively, primarily driven by a significant demand upturn in Peru throughout the quarter. This trend boosted the region's capacity utilization rate, which advanced approximately 10 p.p. in the year-over-year comparison;
- Steel shipments in 1Q26 came 3.0% and 29.1% higher than in 4Q25 and 1Q25, respectively, with stronger demand in the construction market and an improved sales mix in Peru. In Argentina and Uruguay, shipments remained at lower levels due to weakening demand in segments such as distribution and infrastructure.

OPERATING RESULT

SOUTH AMERICA	1Q26	4Q25	Δ	1Q25	Δ
Results (R$ million)					
Net sales	1,396	1,488	-6.2%	1,366	2.2%
Cost of goods sold	(1,241)	(1,359)	-8.6%	(1,206)	2.9%
Gross profit	**155**	**130**	**19.3%**	**160**	**-3.1%**
Gross margin (%)	***11.1%***	***8.7%***	***2.4 p.p***	***11.7%***	***-0.6 p.p***
Selling, general and administrative expenses	(42)	(43)	-2.1%	(45)	-6.4%
Other operating income (expenses)	3	1	221.2%	4,4	-36.8%
Depreciation and amortization	70	87	-18.8%	70	1.2%
Adjusted EBITDA[1]	**186**	**174**	**6.6%**	**188**	**-1.5%**
Adjusted EBITDA Margin[1] (%)	***13.3%***	***11.7%***	***1.6 p.p***	***13.8%***	***-0.5 p.p***

1- Non-accounting measurement reconciled with information stated in the Note 22 to the Company's Financial Statements, as set forth by CVM Resolution No. 156 of June 23, 2022.

- In 1Q26, Net sales went down 6.2% from 4Q25. Despite increased volumes, the less favorable sales mix in Argentina, with a greater share of exports, and prices under pressure from the continued high inflow of imported products and local oversupply negatively impacted Net sales per tonne for the quarter. Year-over-year, Net sales came 2.2% higher, driven by increased shipment volumes, which offset lower steel prices and the impact of the U.S. dollar depreciation against the Brazilian real (-10.1%);
- Cost of goods sold came 8.6% lower than in 4Q25, mainly reflecting lower maintenance costs, particularly in Argentina, following the scheduled shutdowns carried out in 4Q25. In Peru, we achieved the highest rolling mill efficiency level in the past 20 months, which resulted in cost-savings, coupled with increased scrap consumption at more competitive prices. Year-over-year, the Cost of goods sold came 2.9% higher, keeping pace with the significant growth in volumes; on the other hand, the Cost of goods sold per tonne was approximately 20% lower in the period, driven by both exchange variation effects and significant operational efficiency gains resulting from industrial units' higher capacity utilization.
- As a result, Adjusted EBITDA came 6.6% higher than in 4Q25 and 1.5% lower than in 1Q25.

Quarterly Results 1Q26 | **Gerdau S.A.** 8

CONSOLIDATED RESULTS

1Q26 again reflected the different dynamics across the markets where we operate. Our North America operations sustained resilient operational performance, supported by solid demand, rising volumes, and a more favorable pricing environment. Conversely, in Brazil, the quarter was marked by more pronounced seasonality and high import levels, factors that impacted volumes and prices in certain segments. In South America, results reflected varying performance across countries, with a more positive trend in Peru and a still-challenging environment in Argentina and Uruguay.

The synergy between these markets underscores the benefits of Gerdau's business model, which is based on geographic diversification, production flexibility, and operational discipline. We remain focused on enhancing our assets' competitiveness, optimizing capital allocation, and tapping long-term value opportunities, while maintaining a balanced and resilient approach in light of market challenges.

PRODUCTION & SHIPMENTS

CONSOLIDATED	1Q26	4Q25	Δ	1Q25	Δ
Volumes (1,000 tonnes)					
Crude steel production	3,149	2,933	7.4%	2,985	5.5%
Shipments of steel	2,811	2,861	-1.8%	2,858	-1.7%

In 1Q26, crude steel production went up 7.4% from 4Q25, reflecting the typical upturn in production following the seasonal period in our business operations. Year-over-year, crude steel production was 5.5% higher, mainly fueled by North America's improved operational performance. As a result, the capacity utilization reached 80% in 1Q26, up 5 p.p. from 4Q25 and 3 p.p. higher than in 1Q25.

Steel shipments totaled 2.8 million tonnes in 1Q26, a 1.8% decline from 4Q25 and 1Q25, explained by weaker shipment volumes in Brazil, partially offset by increased shipments in North and South America.

STEEL SHIPMENTS (1,000 TONNES) BY SEGMENT (%)


BRAZIL
NORTH AMERICA
SOUTH AMERICA
1Q26
49.0%
1Q26
43.9%
1Q26
10.5%
1,431
1,463
1,324
1Q25
4Q25
1Q26
1,229
1,221
1,276
1Q25
4Q25
1Q26
237
297
306
1Q25
4Q25
1Q26

Quarterly Results 1Q26 | **Gerdau S.A.** 9

GROSS PROFIT

CONSOLIDATED	1Q26	4Q25	Δ	1Q25	Δ
Results (R$ million)					
Net sales	16,716	16,974	-1.5%	17,375	-3.8%
Cost of goods sold	(14,422)	(15,126)	-4.7%	(15,429)	-6.5%
Gross profit	**2,294**	**1,849**	**24.1%**	**1,947**	**17.8%**
Gross margin	*13.7%*	*10.9%*	*2.8 p.p*	*11.2%*	*2.5 p.p*

Net sales totaled R$16.7 billion in 1Q26, 1.5% lower than in 4Q25, mainly impacted by weaker shipment volume in Brazil (-9.5%), partially offset by more favorable pricing environment in North America. The region again made a significant contribution to consolidated performance, accounting for more than 55% of sales in the quarter.

Year-over-year, Net sales came 3.8% lower, reflecting both weaker shipment volumes and a more challenging pricing environment in Brazil and South America. These effects were partially offset by volume growth and prices recovery in North America, factors that mitigated the impact of the U.S. dollar depreciation against the Brazilian real during the period (-10.1%).

Cost of goods sold came 4.7% lower than in 4Q25, mainly reflecting lower costs following the maintenance shutdowns carried out in the previous quarter and by weaker shipment volumes. Year-over-year, Cost of goods sold went down 6.5%, driven both by the U.S. dollar depreciation against the Brazilian real and significant operational efficiency gains resulting from higher capacity utilization at the North and South America industrial units.

As a result, Gross profit totaled R$2.3 billion in 1Q26, 24.1% and 17.8% higher than in 4Q25 and 1Q25, respectively.

NET SALES (R$ MILLION) SHARE BY SEGMENT (%)



BRAZIL
NORTH AMERICA
SOUTH AMERICA
1Q26
41.3%
1Q26
54.9%
1Q26
8.2%
7,494
7,181
6,271
8,768
8,695
9,349
1,366
1,488
1,396
1Q25
4Q25
1Q26
1Q25
4Q25
1Q26
1Q25
4Q25
1Q26

Quarterly Results 1Q26 | **Gerdau S.A.** 10

GERDAU
Shape the future

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

CONSOLIDATED	1Q26	4Q25	Δ	1Q25	Δ
Results (R$ million)					
SG&A	(522)	(509)	2.6%	(543)	-3.9%
Selling expenses	(186)	(187)	-0.8%	(194)	-4.3%
General and admininstrative expenses	(336)	(322)	4.6%	(349)	-3.6%
%SG&A/Net Sales	***3.1%***	***3.0%***	***0.1 p.p***	***3.1%***	***0.0 p.p***

Selling, general & administrative expenses (SG&A) totaled R$522 million in 1Q26, 2.6% higher than in 4Q25 and 3.9% lower than in 1Q25, reflecting ongoing efforts of control and expenses discipline, also the impact of the U.S. dollar depreciation against the Brazilian real on overseas operations. As a percentage of Net sales, SG&A increased 0.1 p.p. versus 4Q25 and remained stable versus 1Q25, ending the quarter at 3.1% in the Net sales ratio.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

BREAKDOWN OF CONSOLIDATED EBITDA - (R$ million)	1Q26	4Q25	Δ	1Q25	Δ
Net income	1,013	(1,294)	-	758	33.6%
Net financial result	321	349	-8.0%	308	4.2%
Provision for income and social contribution taxes	500	154	224.7%	320	56.3%
Depreciation and amortization	902	936	-3.6%	874	3.3%
EBITDA - CVM Instruction[1]	**2,736**	**145**	**1785.0%**	**2,260**	**21.1%**
Equity in earnings of unconsolidated companies	(82)	29	-	(9)	784.6%
Proportional EBITDA of associated companies and jointly controlled entities (a)	276	232	19.0%	147	87.3%
Losses due to non-recoverability of financial assets	28	4	600.0%	4	609.3%
Non-recurring items	**-**	**1,964**	**-**	**-**	**-**
Losses due to non-recoverability of financial assets	-	1,964	-	-	-
Adjusted EBITDA[2]	**2,958**	**2,374**	**24.6%**	**2,402**	**23.2%**
Adjusted EBITDA margin	*17.7%*	*14.0%*	*3.7 p.p*	*13.8%*	*3.9 p.p*

CONCILIATION OF CONSOLIDATED EBITDA - (R$ million)	1Q26	4Q25	Δ	1Q25	Δ
EBITDA - CVM Instruction[1]	2,736	145	1785.0%	2,260	21.1%
Depreciation and amortization	(902)	(936)	-3.6%	(874)	3.3%
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES	**1,834**	**(791)**	**-**	**1,386**	**32.3%**

1 - Non-accounting measurement calculated in accordance with CVM Resolution No. 156 of June 23, 2022.
2 - Non-accounting measurement reconciled with information stated in the Company's Financial Statements, as set forth by CVM Resolution No. 156 of June 23, 2022.
(a) Amounts composed of the lines "Proportional operating income before financial result and taxes of associated companies and jointly controlled entities" and "Proportional depreciation and amortization of associated companies and jointly controlled entities" in Note 22 to the Company's Financial Statements.

Gerdau ended 1Q26 with an Adjusted EBITDA of R$3.0 billion and an Adjusted EBITDA Margin of 17.7%. Quarter-over-quarter, Adjusted EBITDA went up 24.6%, mainly reflecting lower costs following scheduled maintenance shutdowns and a more favorable pricing environment in North America. Year-over-year, Adjusted EBITDA came 23.2% higher, driven by the relevant growth in North America's Adjusted EBITDA, which more than offset the significant decline in Brazil's Adjusted EBITDA.

Quarterly Results 1Q26 | **Gerdau S.A.** 11

QUARTERLY CHANGE IN ADJUSTED EBITDA (R$ MILLION)


2,374
(60)
304
(229)
570
2,958
Adjusted EBITDA 4Q25
Volume
Price
Cost of goods sold and SG&A
Exchange variation and Others
Adjusted EBITDA 1Q26

ADJUSTED EBITDA (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%)


13.8%
14.6%
15.2%
14.0%
17.7%
2,402
2,561
2,737
2,374
2,958
1Q25
2Q25
3Q25
4Q25
1Q26
Adjusted EBITDA (R$ million)
Adjusted EBITDA Margin (%)

FINANCIAL RESULT

CONSOLIDATED (R$ million)	1Q26	4Q25	Δ	1Q25	Δ
Financial result	**(321)**	**(349)**	**-8.0%**	**(308)**	**4.2%**
Financial income	126	207	-39.1%	154	-18.2%
Financial expenses	(443)	(561)	-21.0%	(437)	1.4%
Exchange variation	81	58	39.7%	76	6.6%
Inflation adjustments in Argentina	(66)	(32)	106.3%	(69)	-4.3%
Financial expenses from Bonds buybacks	-	(43)	-	-	-
Gains on financial instruments, net	(19)	22	-	(32)	-40.6%

The Financial result for 1Q26 came negative R$321 million, down 8.0% from 4Q25, due to expenses incurred in the previous period related to the Bonds buybacks and the positive foreign exchange variation effect during the period. Year-over-year, the Financial result came 4.2% higher, reflecting lower financial income and higher financial expenses.

Quarterly Results 1Q26 | Gerdau S.A. 12

GERDAU
Shape the future

ADJUSTED NET INCOME

CONSOLIDATED	1Q26	4Q25	Δ	1Q25	Δ
Operating Income before Financial Result and Taxes[1]	**1,834**	**(791)**	-	**1,386**	**32.3%**
Financial result	(321)	(349)	-8.0%	(308)	4.2%
Income before taxes[1]	**1,513**	**(1,140)**	**-**	**1,078**	**40.4%**
Income and social contribution taxes	(500)	(154)	224.7%	(320)	56.3%
Net income[1]	**1,013**	**(1,294)**	**-**	**758**	**33.6%**
Non-recurring items	**-**	**1,964**	**-**	**-**	**-**
Losses due to non-recoverability of assets	-	1,964	-	-	-
Adjusted net income[2]	**1,013**	**670**	**51.2%**	**758**	**33.6%**
Earnings per share[3]	**0.51**	**(0.66)**	**-178.3%**	**0.37**	**37.3%**

1- Accounting measurement disclosed in the Company's Income Statement.
2 - Non-accounting measurement calculated by the Company to state the Net income adjusted for non-recurring items that influenced results.
3 - Measurement calculated based on Net income of Gerdau S.A.

Adjusted Net income totaled R$1.0 billion, up 51.2% from 4Q25 and 33.6% higher than in 1Q25. Both variations are explained by the dynamics of the Company's operating and financial results, as detailed in the explanations of Adjusted EBITDA and financial results.

ADJUSTED NET INCOME (R$ MILLION) AND ADJUSTED NET MARGIN (%)


4.4%
4.9%
6.1%
3.9%
6.1%
758
864
1,090
670
1,013
1Q25
2Q25
3Q25
4Q25
1Q26
Adjusted Net Income (R$ million)
Adjusted Net Income Margin (%)

Quarterly Results 1Q26 | Gerdau S.A.
13

GERDAU
Shape the future

CAPITAL STRUCTURE AND INDEBTEDNESS

DEBT BREAKDOWN (R$ million)	1Q26	4Q25	Δ	1Q25	Δ
Short term	910	942	-3.4%	2,255	-59.7%
Long term	12,925	13,240	-2.4%	12,252	5.5%
Gross debt	**13,834**	**14,182**	**-2.5%**	**14,507**	**-4.6%**
Gross debt / Total capitalization[1]	20.8%	20.9%	*-0.1 p.p*	20.6%	*0.2 p.p*
Cash, cash equivalents and short-term investments	5,590	6,375	-12.3%	6,870	-18.6%
Net debt	**8,245**	**7,807**	**5.6%**	**7,637**	**8.0%**
Net debt [2] (R$) / Adjusted EBITDA [3] (R$)	**0.74x**	**0.76x**	**-0.02x**	**0.69x**	**0.04x**

1- Total capitalization = Shareholders' equity + Gross debt - Interest on debt.
2- Net debt = Gross debt - Interest on debt - Cash, cash equivalents, and financial investments.
3- Adjusted EBITDA in the last 12 months.

On March 31, 2026, Gross debt totaled R$13.8 billion, 2.5% lower than in 4Q25, reflecting the settlement of bilateral loans and the U.S. dollar depreciation against the Brazilian real (-5.1%). Year-over-year, Gross debt was 4.6% lower due to debt settlements and the impact of the U.S. dollar depreciation against the Brazilian real (-9.1%).

In terms of cash position, we ended the quarter with R$5.6 billion in available cash, resulting in a Net debt of R$8.2 billion for the period and a Net debt/EBITDA ratio of 0.74x, sustaining a very comfortable financial level.

At quarter-end, the Gross debt exposure by currency was nearly 53% denominated in U.S. dollars, 46% in Brazilian reais, and 1% in other currencies. In relation to the average payment term, we ended at 7.8 years, and the weighted average nominal cost was 6.12% per annum for U.S. dollar-denominated debts, and CDI -0.18% for Brazilian reais-denominated debts.

On March 31, 2026, the Company's Global Revolving Credit Facility (RCF) totaling US$875 million (equivalent to R$4.6 billion), was fully available.

TYPE OF FINANCING


86%
9%
5%
Capital market
Bank Loans
Others

DEBT BY CURRENCY


53%
46%
1%
USD
BRL
Others

CASH BY CURRENCY


77%
17%
6%

DEBT (R$ BILLION) & LEVERAGE RATIO


0.69x
0.85x
0.81x
0.76x
0.74x
14.5
18.1
18.6
14.2
13.8
6.9
9.0
9.9
6.4
5.6
7.6
9.1
8.8
7.8
8.2
1Q25
2Q25
3Q25
4Q25
1Q26
Net debt
Cash
Gross debt
Net debt/Adjusted EBITDA

LIQUIDITY POSITION AND DEBT AMORTIZATION (R$ BILLION)


10.2
4.6
5.6
0.4
0.9
0.9
0.1
1.5
0.1
1.5
0.4
1.4
3.4
0.3
2.8
Liquidity
2026
2027
2028
2029
2032
2035
2036 & After
Cash & Equiv.
RCF[1]
Bonds
Debentures
Bank loans

[1] Global Revolving Credit Facility

The Net debt/Adjusted EBITDA ratio ended the quarter at 0.74x, a healthy leverage level and below the debt policy, reiterating the Company's capacity to execute its investments commitments necessary for its business' developments.

Quarterly Results 1Q26 | **Gerdau S.A.** 14

Quarterly Results 1Q26 | Gerdau S.A. 15 INVESTMENTS (CAPEX) CAPEX totaled R$1.1 billion in 1Q26, 23% of total planned for the year. Of the amount invested in the quarter, 43% was allocated to Maintenance and 57% to Competitiveness, in line with the Company’s strategy to boost efficiency and reduce its costs. In 1Q26, 84% of the CAPEX were allocated to operations in Brazil. We continue to make progress toward completing the integrated testing phase of the Miguel Burnier sustainable mining platform. In addition, the scrap processing project in Pindamonhangaba advanced during the quarter, reaching 82% of physical progress and remaining on track to begin operations in the second half of 2026. In North America, the investment to expand capacity at the Midlothian (TX) plant continues to move forward. The start-up and completion timeline remains unchanged, with commissioning expected in the second half of 2026. The project will add 150 thousand tonnes of crude steel per year to our largest North American asset, while also improving productivity and operational efficiency. As the investment will require a relatively short maintenance shutdown—of less than two months—limited to the steelmaking area, the Company does not expect any material impact on sales volumes, supported by the use of semi-finished product inventories built up over recent quarters. TOTAL CAPEX (R$ MILLION) WORKING CAPITAL & CASH CONVERSION CYCLE The Cash Conversion Cycle (Working capital divided by Net sales in the quarter) increased 4 days vs. 4Q25, driven by accounts receivable and inventory growth, primarily in North America, which more than offset higher accounts payable. As a result, Working capital ended 1Q26 with R$15.1 billion (up 3.9% from 4Q25), due to volumes and net revenue growth in North America, even considering the U.S. dollar depreciation against the Brazilian real in the period (-5.1%). Detailed information on working capital accounts is presented in Notes 5, 6 and 11 to the Financial Statements.

GERDAU
Shape the future

FREE CASH FLOW

CONSOLIDATED (R$ million)	1Q26	4Q25	Δ	1Q25	Δ
Adjusted EBITDA	**2,958**	**2,374**	**584**	**2,402**	**557**
Working capital[1]	(980)	1,368	(2,348)	(767)	(213)
Income tax[2]	(93)	(287)	194	(316)	223
CAPEX[3]	(1,168)	(1,470)	302	(1,839)	671
Interest[4]	(71)	(863)	792	(115)	44
Proportional EBITDA of JVs[5]	(258)	(27)	(231)	(128)	(130)
Intangibles and leasing[6]	(149)	(183)	34	(150)	1
Others[7]	(223)	497	(720)	(338)	115
Free cash flow	**16**	**1,411**	**(1,395)**	**(1,252)**	**1,268**

1- Includes the cash effect of customers, inventories, and suppliers accounts.
2- Includes the cash effect of income tax on the Company's several subsidiaries, as well as the portion accrued in previous periods and due in the current period.
3- Includes the addition of R$1.1 billion in CAPEX investments in 1Q26, adjusted for the cash effect of the change in accounts payable to property, plant, and equipment suppliers related to acquisitions from previous periods, paid in the current period.
4- Includes the payment of interest on loans and financing and interest on lease.
5- Proportional EBITDA of the joint ventures net of dividends received from these joint ventures.
6- Disbursements for other intangible assets and lease payments.
7- Other changes include the Other Assets and Liabilities accounts.

RECONCILIATION OF ADJUSTED EBITDA TO FREE CASH FLOW (R$ MILLION)

Free cash flow was positive R$16 million in 1Q26, R$1.4 billion lower than in 4Q25, primarily driven by working capital consumption of approximately R$1.0 billion, versus a release of R$ 1.4 billion recorded in 4Q25. These effects were partially offset by lower disbursements of interest and CAPEX, as well as higher Adjusted EBITDA in 1Q26. Year-over-year, Free cash flow increased R$1.3 billion, mainly reflecting lower disbursements of CAPEX and Adjusted EBITDA growth.


2,958
(980)
(93)
(1,168)
(71)
(258)
(149)
(223)
16
Adjusted EBITDA 1Q26
Working Capital[1]
Income tax[2]
CAPEX[3]
Interest[4]
Proportional EBITDA of JVs[5]
Intangibles and leasing[6]
Others[7]
Free cash flow 1Q26

RECONCILIATION OF FREE CASH FLOW WITH THE CASH FLOW STATEMENT

CONSOLIDATED (R$ million)	1Q26	4Q25	Δ	1Q25	Δ
Free cash flow[1]	**16**	**1,411**	**(1,395)**	**(1,252)**	**1,269**
(+) Purchases of property, plant and equipment	1,168	1,470	(302)	1,839	(671)
(+) Additions in other intangibles	37	47	(10)	33	4
(+) Leasing payment	111	135	(24)	117	(5)
(-) Short-term investments	(3)	(9)	6	(137)	134
(+) Proceeds from maturities and sales of short-term investments	179	92	87	302	(122)
Net cash provided by operating activities[2]	**1,509**	**3,147**	**(1,638)**	**901**	**608**

1 – Non-accounting measurement calculated by the Company to state Free cash flow.
2 – Accounting measurement disclosed in the Company's Cash flow statement.

Quarterly Results 1Q26 | Gerdau S.A. 16

GERDAU
Shape the future

NET CASH VARIATION (R$ MILLION)

We ended 1Q26 with a cash balance of R$5.6 billion, a reduction of R$785 million, driven mainly by the settlement of short-term debt, dividend payments, share buybacks, and exchange variation effects. This result was partially offset by positive Free cash flow generation, despite a quarter marked by higher working capital consumption and other negative cash variations, evidencing the Company's operations' strength and capital management efficiency.


6,375
16
(218)
(187)
(206)
4
(194)
5,590
4Q25 Cash
1Q26 Free Cash Flow
Financing Variation
Dividends
Share buybacks
M&A
Exchange variation & Other
1Q26 Cash

RETURN TO SHAREHOLDERS

DIVIDENDS

On April 27, 2026, the Board of Directors of Gerdau S.A. approved the distribution of dividends in the amount of R$0.18 per share, equivalent to R$354.1 million. The payment will be made on June 9, 2026, based on shareholders of record on May 13, 2026, with ex-dividend date on May 14, 2026.

The Company maintains its policy of distributing the minimum amount of 30% of parent company Gerdau S.A.'s corporate annual Net income after recording the reserves provided for in its Bylaws.

SHARE BUYBACK PROGRAM

As released in the Material Fact of February 23, 2026, the Board of Directors approved a new share buyback program ("2026 Buyback Program") issued by Gerdau S.A., with an amount of up to 55,000,000 preferred shares to be repurchased, representing approximately 4.4% of outstanding preferred shares (GGBR4) and/or ADRs backed by outstanding preferred shares (GGB) and up to 1,441,120 common shares, representing approximately 10% of outstanding common shares (GGBR3).

As of March 31, 2026, the Company had purchased 152,000 common shares and 11,342,500 preferred shares under the 2026 Buyback Program, totaling R$206.4 million. In addition, during April[2], 73,000 common shares and 149,300 preferred shares were repurchased, equivalent to R$4.3 million. As a result, Gerdau S.A. has reached approximately 21% of the 2026 Buyback Program, repurchasing nearly 11.7 million shares (including GGBR3 and GGBR4), totaling an investment of R$210.7 million in referred program. Management points out that the current share buyback plan remains in effect.

In addition, on April 27, 2026, the Board of Directors approved the cancellation of 225,000 common shares and 7,380,000 preferred shares issued by the Company. After the cancellation of shares, the Company's share capital will consist of 717,138,819 common shares and 1,268,017,330 preferred shares, with no par value.

Maintaining the consistency of returns to shareholders through the payment of dividends in line with the policy and the consistent execution of the buyback program, the Company distributed R$560 million in 1Q26, or a payout of 58.8%.

[2] Considers buybacks made through April 10,2026.

Quarterly Results 1Q26 | Gerdau S.A.
17

RETURN TO SHAREHOLDERS



73.7%
89.9%
74.9%
-30.9%
58.8%
525
732
769
381
560
281
492
213
183
206
244
240
555
198
354
1Q25
2Q25
3Q25
4Q25
1Q26
Distributed dividends (R$ million)
Repurchase (R$ million)
Payout²

1 – Dividends consider the amounts resolved to be paid on June 9, 2026, and buyback considers operations carried until March 31, 2026.
2 – Measurement calculated considering payout and shares repurchased divided by the parent's company corporate Net income after recording the reserves provided for in its Bylaws.

CAPITAL MARKETS

On March 31, 2026, Gerdau S.A. shares were priced at R$19.00/share (GGBR4), R$17.69/share (GGBR3) and US$3.61/share (GGB). The Company voluntarily complies with the standards of the Level 1 Corporate Governance listing segment of B3 S.A., the Brazilian stock exchange, where its shares are traded, with high standards in information disclosure, transparency, and corporate governance. In the U.S. market, Gerdau S.A. shares have been traded in the New York Stock Exchange since 1999 through the issuance of Level II ADRs, which requires compliance with all the registrations set forth in the Securities Act, of 1933, and information disclosure requirements in the Securities Exchange Act, of 1934.

SHARE PERFORMANCE VS. IBOVESPA

(BASE 100)



142.94
113.25
114.39
100.00
Mar-25
Apr-25
May-25
Jun-25
Jul-25
Aug-25
Sep-25
Oct-25
Nov-25
Dec-25
Jan-26
Feb-26
Mar-26
GGBR4 (PN)
GGBR3 (ON)
IBOV

Source: Bloomberg

Quarterly Results 1Q26 | Gerdau S.A. 18

GGBR4 LIQUIDITY


11,452
12,272
9,997
12,455
197
192
146
186
260
1Q25
2Q25
3Q25
4Q25
1Q26
Average daily financial volume (R$ million)
Average daily number of shares (thousands)

GGB LIQUIDITY


13,219
12,175
16,447
20,242
28
37
37
57
81
1Q25
2Q25
3Q25
4Q25
1Q26
Average daily financial volume (US$ million)
Average daily number of shares (thousands)

Source: Bloomberg

On March 31, 2026, the Company's share capital comprised 717,363,819 common shares and 1,275,397,330 preferred shares, of which 152,000 common shares and 25,134,167 preferred shares were held in treasury. On the same date, Gerdau S.A.'s market cap [3] totaled approximately R$37.4 billion. In 1Q26, the free float of common and preferred shares accounted for nearly 63.4% of total shares, reaching 1,264,084,886 shares.

FREE FLOAT DISTRIBUTION (GGBR4): B3 + NYSE
REFERENCE DATE 03/31/2026


18%
82%
Local investors
Foreign investors

OWNERSHIP STRUCTURE (GGBR3 + GGBR4)
REFERENCE DATE 03/31/2026


1%
35%
64%
Other shareholders
Treasury
Controlling shareholders

RATINGS

AGENCY	NATIONAL SCALE	GLOBAL SCALE	OUTLOOK	LAST UPDATE
Standard & Poors	brAAA	BBB	Stable	November, 2025
Fitch Ratings	brAAA	BBB	Stable	July, 2025
Moody's	-	Baa2	Stable	April, 2025

Credit Rating Agencies Reports

[3] The market cap considers only outstanding shares, not including shares held in treasury.

Quarterly Results 1Q26 | Gerdau S.A. 19

Quarterly Results 1Q26 | Gerdau S.A. 20 APPENDICES ASSETS GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) March 31, 2026 December 31, 2025 CURRENT ASSETS Cash and cash equivalents 5,275,885 5,929,170 Short-term investments 313,950 445,627 Trade accounts receivable - net 5,862,552 4,810,640 Inventories 15,190,355 14,731,081 Tax credits 1,058,454 1,282,249 Income and social contribution taxes recoverable 295,459 685,811 Dividends receivable 5,001 4,981 Fair value of derivatives 18,231 36,623 Other current assets 553,639 678,899 28,573,526 28,605,081 NON-CURRENT ASSETS Tax credits 1,446,233 1,429,324 Deferred income taxes 2,559,877 2,561,980 Judicial deposits 155,933 150,893 Other non-current assets 370,157 387,708 Prepaid pension cost 9,328 9,328 Investments in associates and joint ventures 3,863,155 3,944,474 Goodwill 11,376,317 11,995,727 Right of use 1,420,399 1,271,462 Other Intangibles 684,965 691,365 Property, plant and equipment, net 30,587,649 30,640,833 52,474,013 53,083,094 TOTAL ASSETS 81,047,539 81,688,175

Quarterly Results 1Q26 | Gerdau S.A. 21 LIABILITIES GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) March 31, 2026 December 31, 2025 CURRENT LIABILITIES Trade accounts payable - domestic market 4,295,422 3,641,918 Trade accounts payable - debtor risk 392,073 381,415 Trade accounts payable - imports 1,265,018 986,338 Short-term debt 708,013 897,295 Debentures 201,828 44,609 Taxes payable 430,747 400,293 Income and social contribution taxes payable 183,272 289,862 Payroll and related liabilities 596,732 915,508 Leasing payable 472,963 386,472 Employee benefits 781 594 Environmental liabilities 393,591 382,800 Fair value of derivatives 94 3,306 Other current liabilities 1,419,857 1,557,010 10,360,391 9,887,420 NON-CURRENT LIABILITIES Long-term debt 8,561,208 8,877,457 Debentures 4,363,358 4,362,790 Deferred income taxes 369,392 353,828 Provision for tax, civil and labor liabilities 2,342,518 2,292,412 Environmental liabilities 206,924 237,865 Employee benefits 367,010 404,085 Leasing payable 1,067,379 1,002,689 Other non-current liabilities 437,370 471,140 17,715,159 18,002,266 EQUITY Capital 24,273,225 24,273,225 Capital reserves 11,597 11,597 Treasury stocks (553,729) (520,067) Profit Reserve 23,723,184 23,054,501 Asset Valuation 5,318,176 6,766,137 EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT 52,772,453 53,585,393 NON-CONTROLLING INTERESTS 199,536 213,096 EQUITY 52,971,989 53,798,489 TOTAL LIABILITIES AND EQUITY 81,047,539 81,688,175

Quarterly Results 1Q26 | Gerdau S.A. 22 INCOME STATEMENT GERDAU S.A. CONSOLIDATED STATEMENTS OF INCOME In thousands of Brazilian reais (R$) For the three-month period ended March 31, 2026 March 31, 2025 NET SALES 16,715,661 17,375,336 Cost of sales (14,421,794) (15,428,783) GROSS PROFIT 2,293,867 1,946,553 Selling expenses (185,563) (193,912) General and administrative expenses (336,312) (348,958) Other operating income 56,738 24,375 Other operating expenses (48,425) (47,474) Impairment of financial assets (28,413) (3,948) Equity in earnings of unconsolidated companies 82,063 9,270 INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES 1,833,955 1,385,906 Financial income 125,881 154,082 Financial expenses (442,791) (436,649) Exchange variations, net 15,388 6,241 Gains (Losses) on financial instruments, net (18,975) (31,562) INCOME BEFORE TAXES 1,513,458 1,078,018 Current (464,766) (274,820) Deferred (35,337) (45,394) Income and social contribution taxes (500,103) (320,214) NET INCOME 1,013,355 757,804 (=) Total of extraordinary items - - ADJUSTED NET INCOME¹ 1,013,355 757,804 1 - O Lucro líquido ajustado é uma medida não contábil elaborada pela Companhia, conciliada com suas demonstrações financeiras e consiste no lucro líquido do período ajustado pelos itens não recorrentes que impactaram o resultado.

Quarterly Results 1Q26 | Gerdau S.A. 23 CASH FLOW GERDAU S.A. CONSOLIDATED STATEMENTS OF CASH FLOW In thousands of Brazilian reais (R$) For the three-month period ended March 31, 2026 March 31, 2025 Cash flows from operating activities Net income for the period 1,013,355 757,804 Adjustments to reconcile net income for the period to net cash provided by operating activities: Depreciation and amortization 902,394 873,836 Equity in earnings of unconsolidated companies (82,063) (9,270) Exchange variation, net (15,388) (6,241) Losses on derivative financial instruments, net 18,975 31,562 Post-employment benefits 75,354 78,045 Long-term incentive plans 39,605 40,902 Income tax 500,103 320,214 Losses on disposal of property, plant and equipment 5,216 8,591 Impairment of financial assets 28,413 3,948 Provision of tax, civil, labor and environmental liabilities, net 50,392 27,617 Interest in income on short-term investments (45,132) (41,991) Interest expense on debt and debentures 282,264 258,940 Interest expense on lease liabilities 31,665 33,165 (Reversal) Provision for net realizable value adjustment in inventory, net (25,257) 2,527 2,779,896 2,379,649 Changes in assets and liabilities Increase in trade accounts receivable (1,241,781) (1,195,268) Increase in inventories (874,987) (504,059) Increase in trade accounts payable 1,136,909 931,867 Increase in other assets (5,040) (5,185) Decrease in other liabilities (317,181) (458,587) Dividends from associates and joint ventures 18,254 19,617 Purchases of short-term investments (3,093) (137,299) Proceeds from maturities and sales of short-term investments 179,497 301,593 Cash provided by operating activities 1,672,474 1,332,328 Interest paid on loans and financing (38,968) (81,935) Interest paid on lease liabilities (31,665) (33,165) Income and social contribution taxes paid (92,534) (316,368) Net cash provided by operating activities 1,509,307 900,860 Cash flows from investing activities Purchases of property, plant and equipment (1,167,975) (1,838,720) Proceeds from sales of property, plant and equipment, investments and other intangibles 4,315 13,779 Additions in other intangibles (37,175) (33,388) Payment for acquisition of company control - (433,179) Capital increase in joint ventures (89) (88,800) Net cash used in investing activities (1,200,924) (2,380,308) Cash flows from financing activities Purchases of treasury stocks (206,391) (280,892) Dividends and interest on capital paid (187,041) (202,632) Proceeds from loans and financing 81,443 1,249,234 Repayment of loans and financing (300,000) (54,516) Leasing payment (111,392) (116,783) Net cash (used) provided in financing activities (723,381) 594,411 Exchange variation on cash and cash equivalents (238,287) (403,232) Decrease in cash and cash equivalents (653,285) (1,288,269) Cash and cash equivalents at beginning of period 5,929,170 7,767,813 Cash and cash equivalents at end of period 5,275,885 6,479,544

RESULTS BY BUSINESS SEGMENT

GERDAU S.A.
INFORMATION BY BUSINESS SEGMENT
In thousands of Brazilian reais (R$)

	Brazil	North America	South America	Eliminations	Consolidated
1Q26 RESULTS (R$ million)					
Shipments (tonnes)	1,324,392	1,276,212	305,723	(95,355)	2,810,972
Net revenues	6,271,107	9,349,474	1,396,003	(300,923)	16,715,661
Cost of goods sold	(6,053,064)	(7,429,536)	(1,241,250)	302,056	(14,421,794)
Gross Profit	**218,043**	**1,919,938**	**154,753**	**1,133**	**2,293,867**
Gross Margin	*3.5%*	*20.5%*	*11.1%*	-	*13.7%*
SG&A	(222,473)	(187,875)	(42,452)	(69,075)	(521,875)
Other operating (expenses) revenue	(16,253)	11,242	2,810	10,514	8,313
Depreciation and amortization	550,303	281,608	70,483	-	902,394
Proportional EBITDA from operations with jointly controlled entities	48,106	227,233	-	-	275,339
Adjusted EBITDA	**577,726**	**2,252,146**	**185,594**	**(57,428)**	**2,958,038**
Adjusted EBITDA Margin	*9.2%*	*24.1%*	*13.3%*	-	*17.7%*
EBITDA/tonne - R$/ton	**436**	**1,765**	**607**	**-**	**1,052**

	Brazil	North America	South America	Eliminations	Consolidated
4Q25 RESULTS (R$ million)					
Shipments (tonnes)	1,463,226	1,220,795	296,791	(119,739)	2,861,074
Net revenues	7,180,854	8,695,436	1,488,459	(390,446)	16,974,303
Cost of goods sold	(7,019,754)	(7,139,415)	(1,358,779)	391,946	(15,126,002)
Gross Profit	**161,100**	**1,556,021**	**129,680**	**1,500**	**1,848,301**
Gross Margin	*2.2%*	*17.9%*	*8.7%*	-	*10.9%*
SG&A	(226,191)	(189,013)	(43,350)	(50,070)	(508,624)
Other operating (expenses) revenue	(28,799)	(13,495)	875	(92,123)	(133,542)
Depreciation and amortization	552,485	296,851	86,845	(529)	935,652
Proportional EBITDA from operations with jointly controlled entities	50,749	181,313	-	-	232,062
Adjusted EBITDA	**509,344**	**1,831,677**	**174,050**	**(141,222)**	**2,373,849**
Adjusted EBITDA Margin	*7.1%*	*21.1%*	*11.7%*	-	*14.0%*
EBITDA/tonne - R$/ton	**348**	**1,500**	**586**	**-**	**830**

	Brazil	North America	South America	Eliminations	Consolidated
1Q25 RESULTS (R$ million)					
Shipments (tonnes)	1,431,114	1,229,032	236,896	(38,573)	2,858,469
Net revenues	7,494,218	8,768,193	1,365,508	(252,583)	17,375,336
Cost of goods sold	(6,699,083)	(7,773,237)	(1,205,786)	249,323	(15,428,783)
Gross Profit	**795,135**	**994,956**	**159,722**	**(3,260)**	**1,946,553**
Gross Margin	*10.6%*	*11.3%*	*11.7%*	-	*11.2%*
SG&A	(225,788)	(212,928)	(45,356)	(58,798)	(542,870)
Other operating (expenses) revenue	(4,932)	(62)	4,448	(22,553)	(23,099)
Depreciation and amortization	489,366	310,455	69,664	4,351	873,836
Proportional EBITDA from operations with jointly controlled entities	42,201	105,299	-	-	147,500
Adjusted EBITDA	**1,095,982**	**1,197,720**	**188,478**	**(80,260)**	**2,401,920**
Adjusted EBITDA Margin	*14.6%*	*13.7%*	*13.8%*	-	
EBITDA/tonne - R$/ton	**766**	**975**	**796**	**-**	**840**

Quarterly Results 1Q26 | **Gerdau S.A.** 24

WHO WE ARE

LARGEST BRAZILIAN STEEL PRODUCER

With 125 years of history, Gerdau is Brazil's largest producer of steel, and a leading supplier of long and special steel globally. In Brazil, Gerdau also produces flat steel and iron ore.

Dedicated to empowering individuals who shape the future, the Company is a benchmark for internationalization in the Brazilian industrial sector. It is present in several countries in the Americas and relies on 30,000 employees across all its operations. Gerdau has 29 steel production units, including 13 industrial units in North America.

Recognized as the largest recycler in Latin America, Gerdau utilizes scrap as a significant raw material, with nearly 70% of its steel production derived from scrap. Annually, it transforms 10 million tonnes of scrap into a diverse range of steel products. As a result of its sustainable production matrix, Gerdau currently has one of the lowest average greenhouse gas (CO_2e) emissions, accounting for half the global average for the sector.

Gerdau shares are listed on the São Paulo (B3) and New York (NYSE) stock exchanges.

For more information, visit the Investor Relations website: https://ri.gerdau.com/



Quarterly Results 1Q26 | **Gerdau S.A.** 25

Follow Gerdau on Social Media Rafael Japur Vice President and Investor Relations Officer Mariana Velho Dutra IR Manager Ariana Pereira Renata Albuquerque Arthur Alves Trovo Adriana Costa Adriana Costa IR CONTACTS Investor Relations website: http://ri.gerdau.com/ IR e-mail: inform@gerdau.com Press e-mail: atendimentogerdau.br@bcw-global.com